Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS
We consent to the incorporation by reference in Registration Statement Nos. 333-192400, 333-217440 and 333-225380 on Form S-3 and 333-176373, 333-179988, 333-187089, 333-194332, 333-202645, 333-210017, 333-218088, 333-216757 and 333-223588 on Form S-8 of Carbonite, Inc. of our report dated June 4, 2018, relating to the abbreviated financial statements of Mozy, Inc. and its subsidiaries, a subsidiary of Dell Technologies, Inc., which comprise the statement of assets acquired and liabilities assumed as of February 2, 2018, the related statement of revenue and direct expenses for the year then ended, and a statement of assets acquired and liabilities assumed at fair value as of March 19, 2018 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring to the purpose of the statements), appearing in this current report on Form 8-K/A of Carbonite, Inc.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 4, 2018